UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13E-3

TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

QUADRANT 4 SYSTEM CORPORATION
(Name of the Issuer)

Quadrant 4 System Corporation
(Name of Persons Filing Statement)
Common stock ($0.001 par value per share)
(Title of Class of Securities)
74735A104
(CUSIP Number of Class of Securities)
Quadrant 4 System Corporation
1501 E. Woodfield Road, Suite 205 S
 Schaumburg, IL 60173
Attention:
(855) 995-7367

(Name, Address and Telephone Number of Persons Authorized to Receive Notices
 and Communications on Behalf of the Persons Filing Statement)
with copy to:
Gary I. Levenstein and David R. Brown
Nixon Peabody LLP
70 W. Madison St., Suite 3500
Chicago, IL 60602
(312) 977-4400

 This statement is filed in connection with (check the appropriate box):
a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$30,000	$3.21
* Estimated maximum price to be paid in lieu of fractional share interests to persons holding less than one whole share of common stock after the consummation of the proposed reverse stock split. This includes persons continuing as shareholders after the reverse stock split but who would have fractional share interest.
** Determined pursuant to Rule 0-11(b)(1) as $30,000 multiplied by .0001007.
☐	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:       N/A                    Filing Party:       N/A
Form or Registration No.:      N/A                    Date Filed:         N/A

INTRODUCTION
This Schedule 13E-3 Transaction Statement (the “Schedule 13E-3”), is being filed by Quadrant 4 System Corporation, an Illinois corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”), under Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 promulgated thereunder, in connection with a proposed “going private” transaction.
After careful consideration, our Board of Directors (the “Board”) has concluded that, for the Company, the costs associated with being a public reporting company in the U.S. are not justified by the benefits. The primary purpose of the going private transaction is to reduce the number of record holders of the Company’s common stock, par value $0.001 per share (the “Common Stock”) to fewer than 300, thereby allowing the Company to deregister its Common Stock under Section 12(g) of the Exchange Act and suspend its reporting obligations under Section 13(a) of the Exchange Act. After the termination of the registration of its Common Stock and the suspension of its duty to file periodic reports and other information with the SEC, the Company will no longer be subject to the reporting and related requirements under the Exchange Act and it will cease to file reports and information with the SEC, as more fully described in the accompanying Proxy Statement on Schedule 14A (the “Proxy Statement”).
To accomplish the reduction in the number of record holders of the Common Stock, the Company will effect a reverse stock split of the Common Stock, whereby each 10 shares of Common Stock outstanding as of the effective date of the reverse stock split will be converted into one whole share of Common Stock (the “Reverse Stock Split”). In lieu of issuing any fractional shares held by shareholders as a result of the Reverse Stock Split, the Company will make a cash payment equal to $0.50 per share of Common Stock held immediately prior to the Reverse Stock Split (the “Cash Payment”). Accordingly, shareholders owning fewer than 10 pre-Reverse Stock Split shares will have no further interest in the Company, will no longer be shareholders of the Company and will be entitled to receive only the Cash Payment multiplied by the number of pre-Reverse Stock Split shares owned by them. Stockholders owning at least 10 pre-Reverse Stock Split shares, who after the Reverse Stock Split will continue as shareholders but own a fractional share as a result of the Reverse Stock Split, will receive a Cash Payment based on their pre-Reverse Stock Split share equivalent of their fractional share. Stockholders owning at least 10 pre-Reverse Stock Split shares and who will not own any fractional shares as a result of the Reverse Stock Split will not receive a Cash Payment. The total amount of funds necessary to make Cash Payments to shareholders in connection with the Reverse Stock Split and for related expenses is estimated to be approximately $[30,000]. The funds for the Reverse Stock Split will come from the Company’s available funds.
Following the Reverse Stock Split, the Company will have fewer than 300 shareholders of record. As a result, the Company will be eligible to, and intends to, suspend its reporting obligations under Section 13(a) of the Exchange Act, after which time the Company will no longer be subject to the reporting requirements under the Exchange Act.
Item 1.	Summary Term Sheet.
The information set forth in the Proxy Statement under the caption “Summary Term Sheet” is incorporated herein by reference.
Item 2.	Subject Company Information.
a)
Name and Address. The name of the subject company is Quadrant 4 System Corporation, an Illinois corporation (the “Company”). The Company has its principal executive offices at 1501 E. Woodfield Road, Suite 205 S, Schaumburg, IL 60173. The Company’s telephone number is (855) 995-7367.

b)	Securities. The information set forth in the Proxy Statement under the caption “Company Information — Company Securities” is incorporated herein by reference.
c)	Trading Market and Price. The information set forth in the Proxy Statement under the caption “Company Information — Company Securities” is incorporated herein by reference.
d)	Dividends. The information set forth in the Proxy Statement under the caption “Company Information — Company Securities” is incorporated herein by reference.
e)	Prior Public Offerings. The Company has not made an underwritten public offering of its Common Stock for cash during the three years preceding the date of the filing of this Schedule 13E-3.
f)	Prior Stock Purchases. The information set forth in the Proxy Statement under the caption “Company Information — Company Securities” is incorporated herein by reference.
Item 3.	Identity and Background of the Filing Person.
a)
Name and Address. The filing person, the Company, is also the subject company, with its address and telephone number provided in Item 2(a) above. The name of each director and executive officer of the Company is set forth as follows:

Board of Directors
Nandu Thondavadi, Ph.D.
Dhru Desai
Thomas E. Sawyer, Ph.D.
Eric F. Gurr
Philip M. Firrek
Executive Officers
Nandu Thondavadi, Ph.D.
Dhru Desai
The address of each director and executive officer of the Company is c/o Quadrant 4 System Corporation, 1501 E. Woodfield Road, Suite 205 S, Schaumburg, IL 60173.
b)	Business and Background of Entities. Not applicable.
c)
Business and Background of Natural Persons. The information set forth in the Proxy Statement under the captions “Company Information — Certain Information Concerning the Company, the Company’s Directors and Executive Officers and the Filing Persons” is incorporated herein by reference.

d)	Tender Offer. Not applicable.
Item 4.	Terms of the Transaction.
a)
Material Terms. The information set forth in the Proxy Statement under the captions “Summary Term Sheet,” “Special Factors,” and “Questions and Answers Regarding Proposals for the Special Meeting” is incorporated herein by reference.

b)
Purchases. The information set forth in the Proxy Statement under the caption “Other Matters Relating to the Reverse Stock Split — Potential Conflicts of Interests” is incorporated herein by reference.

c)
Different Terms. The information set forth in the Proxy Statement under the captions “Summary Term Sheet — Effects of the Reverse Stock Split”, “Special Factors — Effects of the Reverse Stock Split” and “Other Matters Relating to the Reverse Stock Split — Potential Conflicts of Interests” is incorporated herein by reference.

d)	Appraisal Rights. The information set forth in the Proxy Statement under the caption “Other Matters Related to the Reverse Stock Split — Dissenters’ Rights” is incorporated herein by reference.
e)	Provisions for Unaffiliated Security Holders. The Company has not made any provision to grant its unaffiliated shareholders access to the corporate files of the Company.
f)	Eligibility for Listing or Trading. Not applicable.
Item 5.	Past Contacts, Transactions, Negotiations and Agreements.
a)	Transactions. The information set forth in the Proxy Statement under the caption “Company Information — Related Party Transactions” is incorporated herein by reference.
b)	Significant Corporate Events. None.
c)	Negotiations or Contacts. None.
d)
Conflicts of Interest. The information set forth in the Proxy Statement under the caption “Other Matters Relating to the Reverse Stock Split — Potential Conflicts of Interests” is incorporated herein by reference.

e)
Agreements Involving the Company’s Securities. The information set forth in the Proxy Statement under the caption “Other Matters Related to the Reverse Stock Split— Potential Conflicts of Interest” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.
a)
Purpose. The information set forth in the Proxy Statement under the captions “Summary Term Sheet — Purpose of the Reverse Stock Split”, “— Background of the Reverse Stock Split” and “Special Factors — Purpose of the Reverse Stock Split” and “— Background of Reverse Stock Split Transaction” is incorporated herein by reference.

b)	Use of Securities Acquired. The fractional shares of Common Stock acquired by the Company in the Reverse Stock Split will be cancelled and returned to the status of authorized but unissued shares.
c)
Plans. The transaction is a reverse stock split. The information set forth in the Proxy Statement under the captions “Summary Term Sheet — Reverse Stock Split”, “— Purpose of the Transaction”, “— Effects of the Transaction” and “Special Factors — Purpose of the Reverse Stock Split”, “— Background of the Reverse Stock Split”, and “— Effects of the Reverse Stock Split” is incorporated herein by reference.

d)	Subject Company Negotiations. Not applicable.
Item 7.	Purposes, Alternatives, Reasons and Effects.
a)
Purposes. The information set forth in the Proxy Statement under the captions “Summary Term Sheet — Purpose of the Reverse Stock Split”, “— Background of the Reverse Stock Split” and “Special Factors — Purpose of the Reverse Stock Split” and “— Background of the Reverse Stock Split” is incorporated herein by reference.

b)
Alternatives. The information set forth in the Proxy Statement under the captions “Summary Term Sheet — Background of the Reverse Stock Split” and “Special Factors — Background of the Reverse Stock Split” is incorporated herein by reference.

c)
Reasons. The information set forth in the Proxy Statement under the captions “Summary Term Sheet — Purpose of the Reverse Stock Split” and “Special Factors — Reasons for the Reverse Stock Split” is incorporated herein by reference.

d)
Effects. The information set forth in the Proxy Statement under the captions “Summary Term Sheet — Reverse Stock Split”, “— Purpose of the Reverse Stock Split”, “— Tax Consequences”, “— Effects of the Reverse Stock Split” and “Special Factors — Purpose of the Reverse Stock Split”, “— Background of the Reverse Stock Split”, “— Reasons for the Reverse Stock Split”, “— Effects of the Reverse Stock Split” and “Other Matters Related to the Reverse Stock Split — Certain Material U.S. Federal Income Tax Consequences” is incorporated herein by reference.

Item 8.	Fairness of the Transaction.
a)
Fairness. The information set forth in the Proxy Statement under the captions “Summary Term Sheet — Fairness of the Reverse Stock Split” and “Special Factors — Fairness of the Reverse Stock Split” is incorporated herein by reference.

b)
Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the captions “Summary Term Sheet — Fairness of the Reverse Stock Split”, “Special Factors — Summary of Opinion of Benchmark” and “— Fairness of the Reverse Stock Split” is incorporated herein by reference.

c)
Approval of Security Holders. The information set forth in the Proxy Statement under the caption “Other Matters Related to the Reverse Stock Split — Stockholder Approval” is incorporated herein by reference.

d)	Unaffiliated Representative. No one retained any unaffiliated representative to act solely on behalf of unaffiliated security holders for any purpose.
e)	Approval of Directors. The information set forth in the Proxy Statement under the caption “Special Factors — Fairness of the Reverse Stock Split” is incorporated herein by reference.
f)	Other Offers. None.
Item 9.	Reports, Opinions, Appraisals and Negotiations.
a)
Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the captions “Questions and Answers About the Reverse Stock Split,” “Special Factors — Fairness of the Reverse Stock Split” and in Exhibit A hereto is incorporated herein by reference.

b)
Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the captions “Questions and Answers About the Reverse Stock Split,” “Special Factors — Fairness of the Transaction” and in Exhibit A hereto is incorporated herein by reference.

c)	Availability of Documents. The information set forth in the Proxy Statement under the caption “Special Factors — Summary of Opinion of Benchmark” is incorporated herein by reference.

Item 10.	Source and Amounts of Funds or Other Consideration.
a)
Source of Funds. The information set forth in the Proxy Statement under the caption “Other Matters Related to the Reverse Stock Split — Source and Amounts of Funds” is incorporated herein by reference.

b)	Conditions. The information set forth in the Proxy Statement under the caption “Other Matters Related to the Reverse Stock Split — Source and Amounts of Funds” is incorporated herein by reference.
c)	Expenses. The information set forth in the Proxy Statement under the caption “Other Matters Related to the Reverse Stock Split — Source and Amounts of Funds” is incorporated herein by reference.
d)	Borrowed Funds. The information set forth in the Proxy Statement under the caption “Other Matters Related to the Reverse Stock Split — Source and Amounts of Funds” is incorporated herein by reference.
Item 11.	Interest in Securities of the Subject Company.
a)
Securities Ownership. The information set forth in the Proxy Statement under the caption “Company Information — Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

b)	Securities Transactions. The information set forth in the Proxy Statement under the caption “Company Information — Company Securities — Equity Repurchases” is incorporated herein by reference.
Item 12.	The Solicitation or Recommendation.
a)
Solicitation or Recommendation. The information set forth in the Proxy Statement under the captions “Summary Term Sheet — Reverse Stock Split”, “Summary Term Sheet — Voting Information”, “Special Factors — Background of the Reverse Stock Split”, “Special Factors — Effects of the Reverse Stock Split”, “Special Factors — Fairness of the Reverse Stock Split”, “Special Factors — Stockholder Approval”, “Special Factors — Effects of the Reverse Stock Split” and “Other Matters Related to the Reverse Stock Split — Potential Conflicts of Interest” are incorporated herein by reference.

b)
Reasons. The information set forth in the Proxy Statement under the captions “Summary Term Sheet — Purpose of the Reverse Stock Split” and “Special Factors — Reasons for the Reverse Stock Split” is incorporated herein by reference” are incorporated herein by reference.

c)
Intent to Tender. The information set forth in the Proxy Statement under the captions “Summary Term Sheet — Voting Information” “Special Factors — Stockholder Approval”, “Special Factors — Effects of the Reverse Stock Split” and “Other Matters Related to the Reverse Stock Split — Potential Conflicts of Interest” are incorporated herein by reference.

d)
Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the captions “Summary Term Sheet — Voting Information” “Special Factors — Stockholder Approval”, “Special Factors — Effects of the Reverse Stock Split” and “Other Matters Related to the Reverse Stock Split — Potential Conflicts of Interest” are incorporated herein by reference.

e)
Recommendation of Others. The information set forth in the Proxy Statement under the captions “Summary Term Sheet — Reverse Stock Split”, “Summary Term Sheet — Voting Information”, “Special Factors — Background of the Reverse Stock Split”, “Special Factors — Effects of the Reverse Stock Split”, “Special Factors — Fairness of the Reverse Stock Split”, “Special Factors — Stockholder Approval”, “Special Factors — Effects of the Reverse Stock Split” and “Other Matters Related to the Reverse Stock Split — Potential Conflicts of Interest” are incorporated herein by reference.

Item 13.	Financial Statements.
a)
Financial Information. The audited financial statements and unaudited interim financial statements are incorporated herein by reference in the Proxy Statement from the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 (as amended) and the Company's Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2016 and June 30, 2016.

b)	Pro Forma Information. The information set forth in the Proxy Statement under the caption “Pro Forma Financial Information” is incorporated herein by reference.
c)	Summary Information. The information set forth in the Proxy Statement under the caption “Financial Information” is incorporated herein by reference.
Item 14.	Persons/Assets, Retained, Employed, Compensated or Used.
a)	Solicitations or Recommendations. Not applicable.
b)	Employees and Corporate Assets. Not applicable.
Item 15.	Additional Information.
The information set forth in the Proxy Statement and each Exhibit thereto is incorporated herein by reference.
Item 16.	Exhibits.
(a)(3) Notice of Special Meeting and Preliminary Proxy Statement of the Company, including all appendices and the proxy card attached thereto (incorporated herein by reference to the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on [_____ __], 2016);
(a)(5)(i) Financial statements and notes thereto included in the Annual Report on Form 10-K for the year ended December 31, 2015 (incorporated herein by reference to such report filed with the SEC on March 28, 2016, and Amendment No. 1 thereto on Form 10-K/A filed with the SEC on September 22, 2016);
(a)(5)(ii) Financial Statements and notes thereto included in the Quarterly Report on Form 10-Q for the three month period ended March 31, 2016 (incorporated herein by reference to such report filed with the SEC on May 16, 2016).
(a)(5)(iii) Financial Statements and notes thereto included in the Quarterly Report on Form 10-Q for the three month period ended June 30, 2016 (incorporated herein by reference to such report filed with the SEC on August 15, 2016).
(b) Not applicable.

(c)(i) The opinion of The Benchmark Company, LLC, dated September 27, 2016, attached as Exhibit B to the Proxy Statement, is incorporated herein by reference.
(c)(ii) The Materials Provided by The Benchmark Company, LLC, dated August 24, 2016 and September 27, 2016, attached as Exhibit D to the Proxy Statement, are incorporated herein by reference.
(d)          Not applicable.
(f)          Not applicable.
(g)          Not applicable.
(h)          Not applicable.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
September 30, 2016
QUADRANT 4 SYSTEM CORPORATION
By:          /s/ Nandu Thondavadi
Name:	Nandu Thondavadi
Title:	Chief Executive Officer